SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 11, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, March 10th 2014

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Relevant Event

Please be informed that the Board of Directors, in its meeting held on the date hereof, resolved to submit to the shareholders’ meeting the proposal to distribute cash dividends in the amount of AR $ 1.02 per share, which will produce a total distribution of AR $ 596,254,288.56 (100.28% of the Bank’s corporate capital of AR $ 594,563,028, after the capital increase approved by the special shareholders’ meeting held on 10 June 2013). Since the distribution is subject to prior authorization by the Central Bank of the Republic of Argentina, we shall resquest such authorization from the above mentioned body. Please be advised that the outstanding shares amount to 584,485,168, and such total shall be added 77,860 shares as a result of the capital increase approved by the above mentioned shareholders’ meeting, producing an aggregate of 584,563,028.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 11, 2014

MACRO BANK INC.

By: /s/ Luis Cerolini

Name: Luis Cerolini

Title: Director